Exhibit 99.1

CI Financial Corp.,

as Issuer

AND

Computershare Trust Company, N.A.,

as Trustee

AND

Computershare Trust Company of Canada,

as Co-Trustee

THIRD SUPPLEMENTAL INDENTURE

Dated as of June 7, 2021

to INDENTURE

Dated as of December 17, 2020

 _________________

4.100% Notes due 2051

TABLE OF CONTENTS

SECTION 6.2. Acceleration of Maturity; Rescission and Annulment	11

EXHIBIT A   Form of 2051 Notes

ii

THIRD SUPPLEMENTAL INDENTURE, dated as of June 7, 2021 (this “Third Supplemental Indenture”), among CI Financial Corp., a corporation duly organized and existing under the laws of the Province of Ontario (herein called the “Company”), and Computershare Trust Company, N.A., a national banking association, as U.S. trustee (acting in such capacity, the “Trustee”), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as co-trustee (acting in such capacity, the “Co-Trustee,” and together with the Trustee, the “Trustees”), supplementing the Indenture, dated as of December 17, 2020, among the Company, the Trustee and the Co-Trustee (the “Base Indenture” and the Base Indenture, as amended and supplemented by this Third Supplemental Indenture, and as it may be further amended or supplemented from time to time with respect to the Notes, the “Indenture”).

RECITALS

WHEREAS the Company executed and delivered the Base Indenture, among the Company, the Trustee and the Co-Trustee to provide for the issuance from time to time of its debt securities (the “Securities”), to be issued in one or more series;

WHEREAS the Company and the Trustees have previously entered into (i) a first supplemental indenture dated as of December 17, 2020 pursuant to which the Company issued U.S.$700,000,000 aggregate principal amount of 3.200% notes due 2030 and (ii) a second supplemental indenture dated as of January 19, 2021 pursuant to which the Company issued U.S.$260,000,000 aggregate principal amount of 3.200% notes due 2030;

WHEREAS pursuant to the terms of the Base Indenture, the Company desires to provide for the establishment of new series of Securities under the Base Indenture to be known as its “4.100% Notes due 2051” (the “Notes”), the form and substance of such series and the terms, provisions and conditions thereof to be set forth as provided in the Base Indenture and this Third Supplemental Indenture;

WHEREAS the Board of Directors of the Company, pursuant to the resolutions duly adopted on May 31, 2021, has duly authorized the issuance of the Notes, and has authorized the proper officers of the Company to execute any and all appropriate documents necessary or appropriate to effect such issuance;

WHEREAS this Third Supplemental Indenture is being entered into pursuant to the provisions of Sections 3.1 and 8.1(7) of the Base Indenture;

WHEREAS the Company has requested that the Trustees execute and deliver this Third Supplemental Indenture;

AND WHEREAS all acts and things necessary to make this Third Supplemental Indenture a valid agreement according to its terms, and to make the Notes, when executed by the Company and authenticated and delivered as provided in the Base Indenture, the valid obligations of the Company, have been done and performed, and the execution of this Third Supplemental Indenture and the issue hereunder of the Notes has been duly authorized in all respects;

NOW THEREFORE, in consideration of the premises and the purchase of the Notes by the Holders thereof, and for the purpose of setting forth, as provided in the Base Indenture, the forms and terms of the Notes, the Company covenants and agrees with the Trustees, as follows:

ARTICLE I

Definitions

SECTION 1.1. Definition of Terms. Except as otherwise expressly provided or unless the context otherwise requires, the terms defined in this Section 1.1 shall for all purposes of this Third Supplemental Indenture have the meanings hereinafter set forth below:

(a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b) each term defined in the Base Indenture has the same meaning when used in this Third Supplemental Indenture; provided, however, that if a term is defined both herein and in the Base Indenture, the definition in the Third Supplemental Indenture shall govern with respect the Notes;

(c) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Third Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision; and

(d) references to “Article” or “Section” or other subdivisions herein are references to an Article, Section or other subdivisions of this Third Supplemental Indenture.

Base Indenture:

The term “Base Indenture” has the meaning specified in the recitals of this Third Supplemental Indenture.

Below Investment Grade Rating Event:

The term “Below Investment Grade Rating Event” means the rating of the Notes is lowered to below an Investment Grade Rating by each of the Rating Agencies (as defined below), if there are less than three Rating Agencies, or by two out of three of the Rating Agencies, if there are three Rating Agencies (the “Required Threshold”), on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies which, together with Rating Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control.

Business Day:

The term “Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or the City of Toronto, Ontario.

Change of Control:

The term “Change of Control” means the occurrence of any of the following: (1) the sale of all or substantially all of the Company’s assets, other than any such sale to its subsidiaries or affiliates or to any of their respective successors or (2) the acquisition by any Person or Group acting jointly or in concert, of control or direct or indirect beneficial ownership of more than 50% of the voting shares (measured by voting power rather than the number of shares) of the Company.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Company becomes a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting shares of such holding company immediately following that transaction are substantially the same as the holders of the Company’s voting shares immediately prior to that transaction, or (B) immediately following that transaction, no Person or Group (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly of more than 50% of the voting shares (measured by voting power rather than the number of shares) of such holding company.

Change of Control Offer:

The term “Change of Control Offer” has the meaning specified in Section 4.1(a) of this Third Supplemental Indenture.

Change of Control Payment:

The term “Change of Control Payment” has the meaning specified in Section 4.1(a) of this Third Supplemental Indenture.

Change of Control Payment Date:

The term “Change of Control Payment Date” has the meaning specified in Section 4.1(b) of this Third Supplemental Indenture.

Change of Control Triggering Event:

The term “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

DBRS:

The term “DBRS” means DBRS Limited and any successor to its rating agency business.

Event of Default:

The term “Event of Default” has the meaning specified in Section 6.1 of this Third Supplemental Indenture.

Exchange Act:

The term “Exchange Act” has the meaning specified in Section 4.1(e) of this Third Supplemental Indenture.

Group:

The term “Group” means a group of related persons for purposes of Section 13(d) of the Exchange Act.

Indenture:

The term “Indenture” has the meaning specified in the recitals of this Third Supplemental Indenture.

Investment Grade Rating:

The term “Investment Grade Rating” means a rating equal to or higher than BBB– (or the equivalent of any successor rating category of S&P) by S&P, BBB (low) (or the equivalent of any successor rating category of DBRS) by DBRS, Baa3 (or the equivalent of any successor rating category of Moody’s) by Moody’s, or the equivalent investment grade rating from any other Rating Agency.

Issue Date:

The term “Issue Date” means June 7, 2021.

Moody’s:

The term “Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

Notes:

The term “Notes” has the meaning specified in the recitals of this Third Supplemental Indenture.

Paying Agent:

The term “Paying Agent” means the Trustee or any other Person authorized by the Company to pay the principal of or interest on the Notes on behalf of the Company.

Person:

The term “Person” means any individual, corporation, limited liability company, partnership, association, joint stock company, trust, unincorporated organization or government or agency or political subdivision thereof or other entity.

Rating Agencies:

The term “Rating Agencies” means each of S&P, DBRS and Moody’s, as long as, in each case, such entity has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Company’s control; provided that if one or more of DBRS, S&P or Moody’s, as applicable, ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, the Company may select any other credit rating agency registered as a “nationally recognized statistical rating organization” with the SEC, as a replacement agency for such one or more of them, as the case may be.

S&P:

The term “S&P” means S&P Global Ratings and any successor to its rating agency business.

SEC:

The term “SEC” means the U.S. Securities and Exchange Commission.

Securities:

The term “Securities” has the meaning specified in the recitals of this Third Supplemental Indenture.

voting shares:

“voting shares” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person; provided that, notwithstanding anything to the contrary herein or any provision of Rule 13(d)(3) or 13(d)(5) of the Exchange Act, a Person or Group shall not be deemed to beneficially own voting shares subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting, support, option or similar agreement related thereto) until the consummation of the acquisition of the voting shares in connection with the transactions contemplated by such agreement.

ARTICLE II

General Terms of the Notes

SECTION 2.1. Scope of Supplemental Indenture(a) . This Third Supplemental Indenture amends and supplements the provisions of the Base Indenture, to which provisions reference is hereby made. The changes, modifications and supplements to the Base Indenture effected by this Third Supplemental Indenture shall be applicable only with respect to, and shall only govern the terms of, the Notes, which may be issued from time to time in accordance herewith, and shall not apply to any other Securities that may be issued under the Base Indenture unless a supplemental indenture with respect to such other Securities specifically incorporates such changes, modifications and supplements. For all purposes under the Base Indenture, the Notes shall constitute a single series of Securities, and with regard to any matter requiring the consent under the Base Indenture of holders of multiple series of Securities voting together as a single class, the consent of Holders of the Notes voting as a separate class shall also be required and the same threshold shall apply. The provisions of this Third Supplemental Indenture shall supersede, with respect to the Notes, any conflicting provisions in the Base Indenture.

SECTION 2.2. Designation and Principal Amount.

(a) There is hereby authorized and established one new series of Securities under the Base Indenture, designated as the “4.100% Notes due 2051,” which is not limited in aggregate principal amount.

(b) There is initially to be authenticated and delivered US$900,000,000 aggregate principal amount of Notes.

SECTION 2.3. Further Issues. Notwithstanding the initial aggregate principal amounts set forth in Section 2.01(b) of this Third Supplemental Indenture, the Company may from time to time, without the consent of the Holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes, except for the issue date, issue price and initial Interest Payment Date. Any additional notes having such similar terms, together with the Notes, will constitute a single series of Securities under the Indenture; provided, however, that, in the event that additional notes are not fungible with the Notes for U.S. federal income tax purposes, the Company shall cause such additional notes to be issued with a separate CUSIP number.

SECTION 2.4. Maturity. The Notes will mature on June 15, 2051.

SECTION 2.5. Interest. The Notes will bear interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the Issue Date at the rate of 4.100% per annum, payable semiannually in arrears; interest payable on each Interest Payment Date will include interest accrued from the Issue Date, or from the most recent Interest Payment Date to which interest has been paid or duly provided for; the Interest Payment Dates on which such interest shall be payable are June 15 and December 15, commencing on December 15, 2021. The Record Date for the interest payable on any Interest Payment Date is the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant Interest Payment Date, whether or not that day is a Business Day. If any Interest Payment Date falls on a day that is not a Business Day, the Interest Payment Date shall be postponed to the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after such Interest Payment Date. If the maturity date of the Notes or any Redemption Date falls on a date that is not a Business Day, the payment of interest and principal of the Notes may be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after the maturity date or Redemption Date, as applicable.

SECTION 2.6. Global Securities. The Notes will be issued in the form of one or more permanent Global Securities in definitive, fully registered form.

SECTION 2.7. Form of Notes; Denomination. The Notes and the Trustee’s certificate of authentication to be endorsed thereon are to be substantially in the form set forth in Exhibit A hereto. The Notes shall be issued and may be transferred only in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

SECTION 2.8. Depositary. The Depository Trust Company, a New York corporation, will initially act as Depositary with respect to the Notes.

ARTICLE III

Optional Redemption and Tax Redemption

SECTION 3.1. Optional Redemption and Tax Redemption. The Notes shall be redeemable at the option of the Company as set forth under the headings “Optional Redemption” and “Tax Redemption” in the form of security set forth in Exhibit A hereto.

SECTION 3.2. Applicability of Certain Redemption Provisions in Indenture. The provisions of Article X of the Base Indenture shall be applicable to any redemption of the Notes pursuant to this Article III.

ARTICLE IV

Change of Control

SECTION 4.1. Change of Control. (a) If a Change of Control Triggering Event occurs with respect to the Notes, unless the Company has exercised its option to redeem the Notes as described under the heading “Optional Redemption” in the form of security set forth in Exhibit A hereto, the Holders of the Notes will have the right to require the Company to repurchase all or any part (equal to US$2,000 and additional multiples of US$1,000) of their Notes pursuant to an offer described below (the “Change of Control Offer”) on the terms set forth in the Notes. In the Change of Control Offer, the Company will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to, but excluding, the date of purchase (the “Change of Control Payment”).

(b) Within 30 days following any Change of Control Triggering Event, the Company shall deliver written notice to Holders of the Notes and the Trustee describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent (the “Change of Control Payment Date”), pursuant to the procedures required herein and described in such notice.

(c) On the Change of Control Payment Date, the Company shall, to the extent lawful: (i) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer; (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and (iii) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

(d) The Paying Agent shall promptly pay to the Holders of Notes properly tendered the Change of Control Payment, and, for Notes in definitive form, the Trustee shall promptly authenticate and deliver (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note shall be in a principal amount of US$2,000 and additional multiples of US$1,000.

(e) The Company will be required to comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.1, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.1 by virtue of such conflicts.

(f) The Company will not be required to make an offer to repurchase the Notes upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by it, and such third party purchases all Notes properly tendered and not withdrawn under its offer.

(g) If Holders of not less than 90% in aggregate principal amount of the Outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Company, or any third party making such an offer in lieu of the Company as described above, purchase all of the Notes validly tendered and not withdrawn by such Holders, the Company or such third party will have the right, upon not less than 10 days nor more than 60 days’ prior notice, provided that such notice is given not more than 30 days following such repurchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase on a date specified in such notice (the “Second Change of Control Payment Date”) and at a price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to, but not including, the Second Change of Control Payment Date.

ARTICLE V

Covenants

SECTION 5.1. Merger, Consolidation or Sale of Assets(a) . (a) The Company will not amalgamate or consolidate or merge with or into any other Person or continue itself under the laws of any other statute or jurisdiction, or sell, transfer, convey or dispose of, in one transaction or a series of related transactions, and whether at the same time or over a period of time, all or substantially all of its property to any other Person unless, (x) either the Company is the continuing or successor company following such transaction or the continuing or successor company, if other than the Company, is an entity organized and validly existing under the laws of Canada or any province thereof, the United States, any state thereof or the District of Columbia, and assumes all of the Company’s obligations under the Indenture by supplemental indenture, and (y) at the time of, and after giving effect to, such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing under the Indenture.

(b) In connection with any amalgamation, consolidation, merger, continuation, or sale, transfer, conveyance or disposition of all or substantially all of the Company’s property in accordance with Section 5.1(a) above, the Company shall have delivered to the Trustee and the Co-Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, continuation, or sale, transfer, conveyance or disposition and such supplemental indenture comply with Article V of this Third Supplemental Indenture and that all conditions precedent herein provided for relating to such transaction have been complied with.

(c) Upon any amalgamation, consolidation, merger, continuation, or sale, transfer, conveyance or disposition of all or substantially all of the Company’s property in accordance with Section 5.1(a) above, the successor entity formed by such consolidation or into or with which the Company is merged or to which the Company is sold or to which such conveyance, transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor entity had been named as the Company herein, and thereafter, the predecessor Company shall be relieved of all obligations and covenants under this Indenture and the Notes, and from time to time such entity may exercise each and every right and power of the Company under the Indenture, in the name of the Company, or in its own name; and any act or proceeding by any provision of the Indenture required or permitted to be done by the Board of Directors or any officer of the Company may be done with like force and effect by the like board or officer of any entity that shall at the time be the successor of the Company hereunder. In the event of any such amalgamation, consolidation, merger, continuation, or sale, transfer, conveyance or disposition, the Company (or any successor entity which shall theretofore have become such in the manner described in this Section 5.1) shall be discharged from all obligations and covenants under the Indenture and the Notes and may thereupon be dissolved and liquidated.

ARTICLE VI

Events of Default

SECTION 6.1. Events of Default(a) .. This Section 6.1 supersedes and replaces Section 5.1 of the Base Indenture with respect to the Notes, and references to “Section 5.1” of the Base Indenture shall instead refer to this “Section 6.1” of this Third Supplemental Indenture. The term “Event of Default” with respect to the Notes shall mean any of the following described events:

(a)          default in the payment of the principal of and premium, if any, on the Notes when due;

(b)          default by the Company in the payment of any installment of interest on the Notes when due, which default continues for a period of 30 days;

(c)          default by the Company for 90 days after appropriate notice, given in accordance with the Indenture to the Company by the Trustee or to the Company and the Trustee by Holders of 25% or more in aggregate principal amount of the Notes, in performance of any other covenant or condition in the Indenture; or

(d)          the Company pursuant to or under or within the meaning of any Bankruptcy Law:

(i)       commences a proceeding or makes an application seeking a Bankruptcy Order;

(ii)       consents to the making of a Bankruptcy Order or the commencement of any proceeding or application seeking the making of a Bankruptcy Order against it;

(iii)       consents to the appointment of a Custodian of it or for any substantial part of its property;

(iv)       makes a general assignment for the benefit of its creditors or files a proposal or notice of intention to make a proposal or other scheme of arrangement involving the rescheduling, reorganizing or compromise of its Indebtedness;

(v)       files an assignment in bankruptcy;

(vi)       consents to the filing of an assignment in bankruptcy or the appointment of or taking possession by a Custodian; or

(vii)       a court of competent jurisdiction in any involuntary case or proceeding makes a Bankruptcy Order against the Company, and such Bankruptcy Order remains unstayed and in effect for 90 consecutive days;

provided, however, that no event described in clause (c) above shall constitute an Event of Default hereunder until the Trustee or the Holders of 25% or more in aggregate principal amount of Notes outstanding, notify the Company (and the Trustee in case of notice by the Holders) of the Default, specifying the Default, requiring the Company to remedy the same and stating that such notice is a “Notice of Default” hereunder.

SECTION 6.2. Acceleration of Maturity; Rescission and Annulment. This Section 6.2 supersedes and replaces Section 5.2 of the Base Indenture with respect to the Notes, and references to “Section 5.2” of the Base Indenture shall instead refer to this “Section 6.2” of this Third Supplemental Indenture. If any one or more of the above-described Events of Default (other than an Event of Default specified in Section 6.1(d)) shall happen with respect to the Notes, then, and in each and every such case, during the continuance of any such Event of Default, the Trustee or the Holders of 25% or more in principal amount of the Outstanding Notes may declare the principal of and all accrued and unpaid interest on all the Outstanding Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such acceleration such principal amount and accrued and unpaid interest thereon shall become immediately due and payable. If an Event of Default specified in Section 6.1(d) occurs and is continuing, then in every such case, the principal amount of and accrued and unpaid interest on all of the Outstanding Notes shall automatically, and without any acceleration or any other action on the part of the Trustee or any Holder, become due and payable immediately.

At any time after a declaration of acceleration with respect to the Notes has been made, and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Section 6.2, the Holders of a majority in principal amount of the Outstanding Notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(a)    the Company has paid or deposited with the Trustee a sum sufficient to pay in the Currency in which the Notes are denominated:

(A)     all overdue interest, if any, on all Outstanding Notes and any related coupons,

(B)      all unpaid principal of (and premium, if any, on) all Outstanding Notes which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate or rates prescribed herein,

(C)      to the extent lawful, interest on overdue interest, if any, at the rate or rates prescribed herein, and

(D)      all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(b)   all Events of Default with respect to the Notes, other than the non-payment of amounts of principal of (or premium, if any, on) or interest on the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13 of the Base Indenture.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

ARTICLE VII

Amendment, Supplement and Waiver of Default

SECTION 7.1. Without the Consent of Holders. This Section 7.1 supersedes and replaces Section 8.1 of the Base Indenture with respect to the Notes, and references to “Section 8.1” of the Base Indenture shall instead refer to this “Section 7.1” of this Third Supplemental Indenture. The terms of the Notes or the terms of the Indenture with respect to the Notes may be amended, supplemented or otherwise modified by the Company and the Trustees, at any time and from time to time, without the consent of any Holder of Outstanding Notes for any of the following purposes:

(a) to evidence the succession of another Person to the Company, or successive successions, and the assumption by such successor of the covenants and obligations of the Company contained in the Notes and in the Indenture in accordance with Section 5.1 of this Third Supplemental Indenture;

(b) to secure the Notes;

(c) to add to the covenants and agreements of the Company and to add Events of Default, in each case for the protection or benefit of the holders of Notes, or to surrender any right or power conferred upon the Company;

(d) to evidence and provide for the acceptance of appointment by a successor Trustee or Co-Trustee with respect to the Notes and to add to or change any of the provisions of the Indenture as shall be necessary for or facilitate the administration of the trusts under the Indenture by more than one Trustee or Co-Trustee;

(e) to cure any ambiguity or inconsistency or to correct or supplement any provision in the Indenture or to conform the terms that are applicable to the Notes to the description of the terms of such Notes in the “Description of the Notes” section of the Company’s prospectus supplement dated June 2, 2021;

(f) to comply with any requirements of the SEC in connection with maintaining the qualification of the Indenture under the Trust Indenture Act;

(g) to add guarantors or co-obligors with respect to the Notes or to release guarantors from their guarantees of the Notes, in accordance with the terms of the Notes;

(h) to make any change in the Notes that does not adversely affect in any material respect the rights of the Holders of the Notes;

(i) to provide for uncertificated securities in addition to certificated securities; or

(j) to supplement any of the provisions of the Indenture to the extent as shall be necessary to permit or facilitate the defeasance or discharge of the Notes; provided that any such action shall not adversely affect the interests of the Holders of the Notes in any material respect.

SECTION 7.2. With the Consent of Holders. This Section 7.2 supersedes and replaces Section 8.2 of the Base Indenture with respect to the Notes, and references to “Section 8.2” of the Base Indenture shall instead refer to this “Section 7.2” of this Third Supplemental Indenture. The terms of the Notes or the terms of the Indenture with respect to the Notes may be amended, supplemented or otherwise modified by the Company, the Trustee and the Co-Trustee, at any time and from time to time, with the consent of Holders of a majority in aggregate principal amount of the Outstanding Notes (evidenced as provided in Section 1.4 of the Base Indenture) for the purpose of adding any provisions to or changing in any manner or eliminating any provisions of the Indenture or of modifying in any manner the rights of the Holders of the Notes; provided that no such amendment, supplement or modification shall, without the consent of the Holder of each Outstanding Note:

(i)                 change the Stated Maturity of the principal or change the redemption date of, or any installment of interest on, the Notes, or reduce the principal amount or Redemption Price thereof or the interest thereon or any premium payable thereon, or extend the Stated Maturity of, or change the redemption date of, or change the place of payment where, or the Currency in which the principal of and premium, if any, or interest on the Notes is denominated or payable, change the ranking of such Notes or impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date);

(ii)              reduce the percentage in principal amount of Outstanding Notes, the consent of whose Holders is required for any amendment, supplement, modification or waiver of compliance with certain provisions of the Indenture or certain Defaults thereunder and their consequences provided for in the Indenture;

(iii)            modify any of the provisions of this Section 7.2, Section 5.13 of the Base Indenture or Section 9.5 of the Base Indenture, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be amended, modified or waived without the consent of the Holder of each Outstanding Note affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to “the Trustee” or the “Co-Trustee”; or

(iv)             amend, waive or otherwise modify the provisions of Article III of this Third Supplemental Indenture with respect to the Notes.

Notwithstanding the foregoing, each of the Trustee and the Co-Trustee may, but shall not be obligated to, enter into any supplemental indenture which affects the rights, duties or immunities of the Trustee or the Co-Trustee, as applicable.

(b) Any amendment, supplement or waiver that changes or eliminates any provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Notes or which modifies the rights of the Holders of the Notes with respect to such covenant or other provision, shall be deemed to not affect the rights under the Indenture of the Holders of the Notes of any other series.

(c) It shall not be necessary for the consent of the Holders of the Notes under this Section 7.2 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent shall approve the substance thereof.

(d) The Company may set a record date for purposes of determining the identity of the Holders of the Notes entitled to give a written consent or waive compliance by the Company as authorized or permitted by this Section 7.2. Such record date shall not be more than 30 days prior to the first solicitation of such consent or waiver or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation pursuant to Section 312 of the Trust Indenture Act.

(e) Promptly after the execution by the Company and the Trustees of any amendment, supplement or modification pursuant to the provisions of this Section 7.2, the Company shall deliver a notice, setting forth in general terms the substance of such amendment, supplement or modification, to the Holders of the Notes at their addresses as the same shall then appear in the Security Register. Any failure of the Company to deliver such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or modification.

ARTICLE VIII

Satisfaction and Discharge.

SECTION 8.1. Satisfaction and Discharge of Indenture. This Section 8.1 supersedes and replaces Section 4.1 of the Base Indenture with respect to the Notes, and references to “Section 4.1” of the Base Indenture shall instead refer to this “Section 7.1” of this Third Supplemental Indenture. This Indenture, with respect to the Notes, shall, upon Company Request, cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of such Notes expressly provided for in the Indenture and the rights of the Holders of the Notes to receive, the principal of and premium, if any, and interest on the Notes as and when the same shall become due and payable and except as otherwise provided in the last paragraph of this Section 8.1), and the Trustee and the Co-Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to the Notes when,

(a)          either:

(i)            all Notes theretofore authenticated and delivered (other than Notes that have been destroyed, lost or stolen and that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(ii)            all Notes not theretofore delivered to the Trustee for cancellation,

(A) have become due and payable, or

(B) will become due and payable at their Stated Maturity within one year, or

(C) if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (A), (B) or (C) above, has irrevocably deposited or caused to be deposited with the Trustee, money or United States government obligations or a combination thereof, as trust funds, in an amount (such amount to be certified in the case of United States government obligations) to be sufficient to pay and discharge the entire indebtedness on such Notes for principal and premium, if any, and interest to the date of such deposit (in the case of Securities that have become due and payable) or to the Stated Maturity thereof or, in the case of Securities of such series which are to be called for redemption as contemplated by (C) above, the applicable Redemption Date, as the case may be; provided, however, that, if a Default of the nature described in clause (d) of Section 6.1 of this Third Supplemental Indenture shall have occurred at any time during the period ending on and including the 91st day after the date of such deposit or if the Trustee or any Paying Agent is required to return the monies then on deposit with or held by the Trustee or such Paying Agent to the Company or to a trustee in bankruptcy, receiver, conservator or other similar Person, or the Trustee or any Paying Agent is not permitted to apply any such funds to pay the principal of and premium, if any, and interest on the Notes as and when the same shall become due and payable, the obligations of the Company under this Indenture with respect to such Notes shall not be deemed terminated or discharged;

(b)          the Company has paid or caused to be paid all other sums payable hereunder by the Company with respect to the Notes; and

(c)          the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to such series have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee and the Co-Trustee, as applicable, under Section 6.7 of the Base Indenture, the obligations of the Trustee to any Authenticating Agent under Section 6.12 of the Base Indenture and, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (a)(i) of this Section 8.1, the provisions of Sections 1.13, 1.14, 3.4, 3.5, 3.6, 9.2 and 9.3 (and any applicable provisions of Article X and other provisions which survive by their terms), in each case, of the Base Indenture, and the obligations of the Trustee under Section 4.2 of the Base Indenture shall survive such satisfaction and discharge and remain in full force and effect.

ARTICLE IX

Defeasance and Covenant Defeasance.

SECTION 9.1. Defeasance and Covenant Defeasance upon Deposit of Moneys or Government Obligations. This Section 9.1 supersedes and replaces Sections 13.1 through 13.4 of the Base Indenture with respect to the Notes, and references to “Section 13.1,” “Section 13.2,” “Section 13.3,” and/or “Section 13.4” of the Base Indenture shall instead refer to this “Section 9.1” of this Third Supplemental Indenture.

(a)          The Company may, at its option, effect defeasance of the Notes under Section 9.1(b), or covenant defeasance under Section 9.1(c) in accordance with this Article.

(b)          Upon the exercise by the Company of the above option applicable to this Section 9.1(b) with respect to the Notes, the Company shall be deemed to have been discharged from its obligations with respect to the Notes and any related coupons on the date the conditions set forth in Section 9.1(d), below, are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the Notes and any related coupons, respectively, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 13.5 of the Base Indenture and the other provisions of this Indenture referred to in (A), (B), (C), (D) and (E) below, and to have satisfied all its other obligations under the Notes and any related coupons, respectively, and this Indenture insofar as such Notes and any related coupons are concerned (and the Trustee and Co-Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of the Holders of the Notes to receive, from the trust fund described in Section 9.1(d), below, (B) the Company’s, the Trustee’s and the Co-Trustee’s obligations with respect to the Notes under Sections 1.13, 1.14, 3.4, 3.5, 3.6, 9.2 and 9.3 (and any applicable provisions of Article X), in each case, of the Base Indenture as amended by this Third Supplemental Indenture, (C) if the Notes are to be redeemed prior to their Stated Maturity, the provisions of Article III of this Third Supplemental Indenture, (D) the provisions of Article IV of the Base Indenture, as amended by Article VIII of this Third Supplemental Indenture and Article XIII of the Base Indenture, as amended by this Article IX of this Third Supplemental Indenture and (E) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture.

(c)          Upon the exercise by the Company of the above option applicable to this Section 9.1(c) with respect to the Notes, the Company shall be released from its obligations under any covenant with respect to the Notes (including the obligations set forth in Section 4.1 and Section 5.1 of this Third Supplemental Indenture) and any related coupons, respectively, on and after the date the conditions set forth in Section 9.1(d) are satisfied (hereinafter, “covenant defeasance”), and the Notes and any related coupons shall thereafter be deemed not to be “Outstanding” for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes under the Indenture. For this purpose, such covenant defeasance means that, with respect to such Notes and any related coupons, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and the Notes and any related coupons shall be unaffected thereby.

(d)         The following shall be the conditions to application of either Section 9.1(b) or Section 9.1(c) to the Notes and any related coupons:

(i)            the Company shall have deposited or caused to be deposited irrevocably with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Notes (x) money in the Currency in which such the Notes are payable in an amount, or (y) Government Obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment, money in the Currency in which the Notes are payable in an amount, or (z) a combination of (x) and (y), sufficient (without consideration of any reinvestment of such principal and interest) to pay and discharge each installment of principal of and premium, if any, and interest on, the Notes of such series on the dates such installments of interest or principal and premium are due and, if the Notes are to be called for redemption as described in clause (v) below, to pay and discharge the Redemption Price on the Notes called for redemption on the applicable Redemption Date;

(ii)            the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that Holders of the Notes of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Company’s exercise of its option under this Section and will be subject to federal income tax in the same amounts and in the same manner and at the same times as would have been the case if such option had not been exercised and, in the case of the Notes of such series being discharged pursuant to Section 9.1(b), such Opinion of Counsel shall be based upon (a) a ruling to that effect received by the Company from, or published by, the Internal Revenue Service or (b) a change in the applicable U.S. federal income tax law since the Issue Date;

(iii)            the Company shall have delivered to the Trustee an Opinion of Counsel in Canada or a ruling from the Canada Revenue Agency to the effect that holders of the Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of the Company’s exercise of its option and will be subject to Canadian federal, provincial or territorial income tax in the same amount and in the same manner and at the same time as would have been the case if such option had not been exercised (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Notes include holders who are not resident in Canada);

(iv)            no Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit (other than an Event of Default resulting from the borrowing of funds and the grant of any related liens to be applied to such deposit) or, in the case of an Event of Default specified in Section 6.1(d) of this Third Supplemental Indenture, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

(v)            if the monies or Government Obligations or combination thereof, as the case may be, deposited under Section 9.1(d)(i) above are sufficient to pay the principal and premium, if any, and interest on the Notes or any portion thereof to be redeemed on a particular Redemption Date, the Company shall have given to the Trustee irrevocable instructions to redeem such Notes on such date and shall have made arrangements satisfactory to the Trustee for the giving of notice of such redemption by the Trustee in the name, and at the expense, of the Company; and

(vi)            the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent to such action under this Indenture have been complied with.

ARTICLE X

Additional Amounts

SECTION 10.1. Additional Amounts. All payments made by the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an “Excluded Holder”):

(i)	with which the Company does not deal at “arm’s length” (within the meaning of the Income Tax Act (Canada) (the “Income Tax Act”)) at the time of making such payment;

(ii)	which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Notes or the receipt of payments thereunder;

(iii)	which is subject to such Taxes by reason of the Holder’s failure to comply with any reasonable written request, made to the Holder in writing at least 30 days before any such withholding or deduction would be payable, by us or any paying agent to timely provide certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding from, such Taxes;

(iv)	which would not have been subject to such Taxes but for such Holder’s failure to present the Note within 30 days after the date on which such payments became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent the holder would have been entitled to Additional Amounts had such Notes been presented on the last day of such 30-day period);

(v)	which is subject to such Taxes to the extent such Taxes are estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

(vi)	which is a fiduciary, a partnership or a person other than the sole beneficial owner of any such payment, if such Taxes would not have been imposed had the beneficiary or settlor with respect to such fiduciary, a member of such partnership or other beneficial owner of the payment been the holder of the Notes;

(vii)	which is a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the In-come Tax Act) of us or at any time not dealing at “arm’s length” (within the meaning of the Income Tax Act) with a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act) of us as a consequence of the payment being deemed to be a dividend under the Income Tax Act; or

(viii)	which is subject to such Taxes by reason of any combination of (i) through (viii) above.

The Company (or any Paying Agent, including, if applicable, the Trustee) will also and is authorized to (x) make such withholding or deduction and (y) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish to the Holder of the Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company. In the event the Company fails to adequately remit to the appropriate taxing authority Taxes in respect of which Additional Amounts are payable, the Company will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (A) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Notes, (B) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (C) any Taxes imposed with respect to any reimbursement under (A) or (B), but excluding any such Taxes on such Holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officer’s Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date.

Wherever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to the Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The obligations of the Company under this Section 10.1 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Securities.

ARTICLE XI

Miscellaneous

SECTION 11.1. Ratification of Base Indenture. The Indenture, as supplemented by this Third Supplemental Indenture, is in all respects ratified and confirmed, and this Third Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided; provided that the provisions of this Third Supplemental Indenture apply solely with respect to the Notes. The rights, privileges, immunities, benefits, protections and indemnities provided to the Trustee and the Co-Trustee under the Base Indenture shall apply to any action or inaction of the Trustee or the Co-Trustee (acting in any capacity hereunder) in connection herewith, including in connection with the execution and delivery of this Third Supplemental Indenture.

SECTION 11.2. Trust Indenture Act Controls. If and to the extent that any provision of this Third Supplemental Indenture limits, qualifies or conflicts with the duties imposed by, or another provision included in the Indenture which is required to be included in the Indenture by any of the provisions of Sections 310 to 318, inclusive, of the Trust Indenture Act, such imposed duties or incorporated provision shall control.

SECTION 11.3. Effects of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 11.4. Successors and Assigns. All covenants and agreements in this Third Supplemental Indenture by the parties hereto shall bind their respective successors and assigns and inure to the benefit of their permitted successors and assigns, whether so expressed or not.

SECTION 11.5. Separability Clause. In case any provision in this Third Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 11.6. Benefits of the Third Supplemental Indenture. Nothing in this Third Supplemental Indenture expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or to give to, any Person or corporation other than the parties hereto and their successors and the Holders of the Notes any benefit or any right, remedy or claim under or by reason of this Third Supplemental Indenture or any covenant, condition, stipulation, promise or agreement hereof, and all covenants, conditions, stipulations, promises and agreements in this Third Supplemental Indenture contained shall be for the sole and exclusive benefit of the parties hereto and their successors and of the Holders of the Notes.

SECTION 11.7. Governing Law; Waiver of Jury Trial. This Third Supplemental Indenture and the Notes shall be deemed to be contracts made under the law of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State.

EACH PARTY HERETO, AND EACH HOLDER OF A NOTE BY ACCEPTANCE THEREOF, HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS THIRD SUPPLEMENTAL INDENTURE.

SECTION 11.8. Force Majeure. In no event shall the Trustee or the Co-Trustee, acting in any capacity hereunder, be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, epidemics, pandemics, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee or the Co-Trustee, acting in any capacity hereunder, shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances..

SECTION 11.9. U.S.A. Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions, and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Third Supplemental Indenture agree that they will provide the Trustee with such information as it may reasonably request as required in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

SECTION 11.10. Trustees. The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Third Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company and the rights, protections and indemnities afforded the Trustee and the Co-Trustee (acting in any capacity thereunder or hereunder) shall apply to any action or inaction of the Trustee or the Co-Trustee hereunder or in connection with the transactions contemplated hereunder.

SECTION 11.11. Agent for Service; Submission to Jurisdiction; Waiver of Immunities. By the execution and delivery of this Third Supplemental Indenture, the Company (i) irrevocably designates and appoints, and acknowledges that it has irrevocably designated and appointed, Puglisi & Associates (“Puglisi”), 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Notes or this Third Supplemental Indenture that may be instituted in any United States federal or New York state court in The City of New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder) or the Co-Trustee (whether in its individual capacity or in its capacity as Co-Trustee hereunder) or, subject to Section 5.7 of the Base Indenture, any Holder of Notes in any United States federal or New York state court in The City of New York, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon Puglisi and written notice of said service to the Company (mailed or delivered to its Secretary at its principal office specified in the first paragraph of the Base Indenture), shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of Puglisi & Associates in full force and effect so long as any of the Notes shall be Outstanding or any amounts shall be payable in respect of any Notes.

The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action, suit or proceeding in any such court or any appellate court with respect thereto and irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit or proceeding in any such court.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under this Third Supplemental Indenture and the Notes, to the extent permitted by law.

SECTION 11.12. Execution in Counterparts; Electronic Signature. This Third Supplemental Indenture may be manually or electronically executed in any number of counterparts (including by facsimile or electronic transmission (including .pdf file, .jpeg file, Adobe Sign, or DocuSign)), each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same Third Supplemental Indenture. Delivery of an executed counterpart signature page of this Third Supplemental Indenture by facsimile or any such electronic transmission shall be effective as delivery of a manually executed counterpart of this Indenture and shall have the same legal validity and enforceability as a manually executed signature to the fullest extent permitted by applicable law. Any electronically signed document delivered via e-mail from a person purporting to be an authorized officer shall be considered signed or executed by such authorized officer on behalf of the applicable person and will be binding on all parties hereto to the same extent as if it were manually executed.

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed, all as of the day and year first above written.

CI FINANCIAL CORP.

By:	/s/ Edward Kelterborn
Name: Edward Kelterborn
Title: Chief Legal Officer

Computershare Trust Company, N.A. As Trustee

By:	/s/ Jerry Urbanek
Name: Jerry Urbanek
Title: Trust Officer

Computershare Trust Company OF CANADA, AS CO- Trustee

By:	/s/ Lisa M. Kudo
Name: Lisa M. Kudo
Title: Corporate Trust Officer

By:	/s/ Mohanie Shivprasad
Name: Mohanie Shivprasad
Title: Corporate Trust Officer

EXHIBIT A

[FORM OF FACE OF SECURITY]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS SECURITY FOR ALL PURPOSES.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY, OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

CUSIP No. 125491 AP5
ISIN No. US125491AP51

CI FINANCIAL CORP.

4.100% NOTES DUE 2051

No.________	US$__________

As revised by the
Schedule of Increases
or Decreases in
Global Security
attached hereto

Interest. CI FINANCIAL CORP., a corporation duly organized and existing under the laws of the Province of Ontario (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO. or registered assigns, the principal sum of ___ million dollars (US$________), as revised by the Schedule of Increases or Decreases in Global Security attached hereto, on June 15, 2051 and to pay interest thereon from June 7, 2021 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on June 15 and December 15 in each year, commencing December 15, 2021 at the rate of 4.100% per annum, until the principal hereof is paid or made available for payment. If any Interest Payment Date falls on a day that is not a Business Day, the Interest Payment Date shall be postponed to the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after such Interest Payment Date. If the maturity date of the Notes or any Redemption Date falls on a date that is not a Business Day, the payment of interest and principal of the Notes may be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after the maturity date or Redemption Date, as applicable.

Method of Payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Record Date for such interest, which shall be June 1 or December 1, as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and shall be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice thereof having been given to Holders of Securities not less than 10 days prior to such Special Record Date, all as more fully provided in said Indenture. Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the Corporate Trust Office in U.S. Dollars.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Authentication. Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual or electronic signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated:

CI FINANCIAL CORP.

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Date of authentication:

Computershare Trust Company, N.A. As Trustee

By:
Name:
Title:

[FORM OF REVERSE OF SECURITY]

Indenture. This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of December 17, 2020 (the “Base Indenture”), as supplemented by the Third Supplemental Indenture dated June 7, 2021 (the “Third Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, Computershare Trust Company, N.A., a national banking association, as U.S. trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as co-trustee (herein called the “Co-Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the Co-Trustee and the Holders of the Securities of this series and of the terms upon which the Securities of this series are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, initially limited in aggregate principal amount to US$900,000,000.

Optional Redemption. The Securities of this series will be redeemable as a whole at any time or in part from time to time, at the option of the Company, prior to December 15, 2050 (six months prior to the maturity date of the Securities of this series), at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities of this series to be redeemed; and (ii) as determined by the Company, the sum of the present values of the Remaining Scheduled Payments in respect of the Notes to be redeemed (exclusive of any accrued interest) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in each case, any interest accrued but not paid to, but excluding, the Redemption Date.

Commencing on December 15, 2050 (six months prior to the maturity date of the Securities of this series) (the “Par Call Date”), the Securities of this series are redeemable at the Company’s option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Securities of this series to be redeemed, plus, in each case, accrued and unpaid interest to, but excluding, the Redemption Date.

For purposes of determining the optional redemption price, the following definitions are applicable:

“Remaining Scheduled Payments” means the remaining scheduled payments of principal of, and interest on, the Notes called for redemption that would be due after the related redemption date but for that redemption (as if such Notes were redeemed on the Par Call Date).

“Treasury Rate” means, with respect to any Redemption Date for the Securities of this series, (1) the yield, which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated ‘‘H.15’’ or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity, for the maturity corresponding to the Comparable Treasury Issue (or if no maturity is within three months before or after the maturity date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounded to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate will be calculated by the Company on the third Business Day preceding the Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Securities of this series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Securities of this series (assuming for this purpose that the Securities of this series mature on the Par Call Date).

“Comparable Treasury Price” means, with respect to any Redemption Date for the Securities of this series, the average of the Reference Treasury Dealer Quotations for that Redemption Date.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company.

“Reference Treasury Dealer” means three primary U.S. Government securities dealers in New York City appointed by the Company (each, a “Primary Treasury Dealer”).

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by that Reference Treasury Dealer at 3:30 p.m. (New York City time) on the third Business Day preceding that Redemption Date.

Notice of any optional redemption will be delivered at least 15 days but not more than 60 days before the Redemption Date (unless a shorter period shall be satisfactory to the Trustee) to each registered Holder of the Securities of this series to be redeemed, and notice of such optional redemption may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent. Unless the Company defaults in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Securities of this series or portions of the Securities of this series called for redemption, unless subject to a condition precedent that has not been satisfied. If less than all the Securities of this series are to be redeemed, the particular Securities to be redeemed shall be selected (x) for Securities in global form, in accordance with customary and applicable policies and procedures of the relevant depositary and (y) for Securities in definitive form, not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of this series not previously called for redemption, by lot or in such manner as the Trustee shall deem fair and appropriate; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Security not redeemed to less than the minimum authorized denomination for the Securities of this series. If such redemption is subject to a condition precedent that has not been satisfied, the Company shall provide written notice to the Trustee prior to the close of business at least two Business Days prior to the Redemption Date (unless a shorter period shall be satisfactory to the Trustee). Upon receipt of such notice, the notice of redemption shall be rescinded and the redemption of the Securities shall not occur.

Tax Redemption. The Securities will also be subject to redemption as a whole, but not in part, at our option at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the aggregate principal amount, together with accrued interest thereon to the redemption date, in the event the Company becomes or would become obligated to pay, on the next date on which any amount would be payable with respect to the Securities, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), any change in any official position regarding the application or interpretation of such laws or regulations, or a judicial decision rendered by a court of competent jurisdiction (whether or not made, taken or reached in respect of us), which change is announced or becomes effective on or after the date of the applicable prospectus supplement, provided that the Company determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company (not including substitution of the obligor under the Securities).

Except as set forth herein, the Securities will not be redeemable by the Company prior to maturity. The Securities will not be entitled to the benefit of any sinking fund.

Defaults and Remedies. If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

Change of Control. If a Change of Control Triggering Event occurs with respect to the Securities of this series, unless the Company has exercised its option to redeem the Securities of this series in accordance with the provisions set forth in this Security under the heading “Optional Redemption,” Holders of the Securities of this series will have the right to require the Company to repurchase all or any part (equal to US$2,000 and additional multiples of US$1,000) of their Securities as set forth in Article IV of the Third Supplemental Indenture.

Amendment, Modification and Waiver. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities to be affected under the Indenture at any time by the Company, when authorized by or pursuant to a Board Resolution, the Trustee and the Co-Trustee, with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding to be affected. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

Restrictive Covenants. The restrictive covenants for this Security are as specified in the Indenture. The Indenture does not limit unsecured debt of the Company or any of its Subsidiaries.

Denominations, Transfer and Exchange. The Securities of this series are issuable only in registered form without coupons in denominations of US$2,000 and in integral multiples of US$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable in the Security Register, upon surrender of this Security for registration of transfer at the Registrar accompanied by a written request for transfer in form satisfactory to the Company and the Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Persons Deemed Owners. Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee shall treat the Person in whose name this Security is registered as the Holder hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

Miscellaneous. The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of said State.

All terms used in this Security and not defined herein shall have the meanings assigned to them in the Indenture.

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY

The following increases or decreases in this Global Security have been made:

Date of Exchange	Amount of increase in Principal Amount of this Global Security	Amount of decrease in Principal Amount of this Global Security	Principal Amount of this Global Security following each decrease or increase	Signature of authorized signatory of Trustee

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